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                                     EXHIBIT
                                     ITEM 11

              Statement Reference Computation of Per Share Earnings

     Primary earnings (loss) per share amounts were computed on the basis of the weighted average number of shares of common stock during the year. The weighted average number of shares used for this computation was 1,055,350 for 1999, 1,042,286 for 1998 and 1,055,180 for 1997, and 1,064,045 1996, and 1995.

     Fully diluted earnings (loss) per share amounts were computed on the basis of the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents include employee stock options. The weighted average number of shares used for this computation was 1,269,623, 1,211,083, 1,253,593, 1,249,033 and
1,263,944, in 1999, 1998, 1997, 1996, and 1995, respectively.










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